





March 14, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549



Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,



Nippon Steel Corporation

By *Yoshihiro Hosokawa*
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

dlw 3/20

page 1 of 27 pages
Exhibit index is on page 3

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Margaret K. Pfeiffer, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

**Tab A**

**1. Summary of Consolidated Operating Results for the Third Quarter of Fiscal 2006 (from April 1, 2006 to December 31, 2006)**

# Summary of Consolidated Operating Results for the Third Quarter of Fiscal 2006

January 30, 2007

Listed Company Name: Nippon Steel Corporation

(Code No.: 5401;
Tokyo,Osaka,Nagoya,Fukuoka,Sapporo
Stock Exchange)

(URL http://www.nsc.co.jp)
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center

Tel: 81-3-3275-5014

**1. Basis of Presenting Quarterly Financial Information**

1) Adoption of concise accounting method: Yes
A concise accounting method has been adopted partly for the standards to appropriate corporate taxes, allowances and other items.

2) Changes in accounting methods from most recent consolidated fiscal year: Yes
Classification of business segment was changed. See page2 for details.

3) Changes in the scope of consolidation and application of the equity method: Yes
Consolidation (newly included): 20 (excluded): 14
Equity method (newly applied): 5 (excluded): 3

**2. Outline of Financial and Operating Results up to the Third Quarter of Fiscal 2006 (April 1, 2006 to December 31, 2006)**

**Outline of Operating Results**

| | Sales | | Operating profits | | Ordinary profits | |
|---|---|---|---|---|---|---|
| | ¥million | (%) | ¥million | (%) | ¥million | (%) |
| Third quarter of fiscal 2006 | 3,066,221 | 8.9 | 428,400 | 0.9 | 437,933 | 5.1 |
| Third quarter of fiscal 2005 | 2,816,106 | 18.9 | 424,454 | 58.3 | 416,777 | 72.0 |
| (Reference) Fiscal 2005 | 3,906,301 | | 576,319 | | 547,400 | |

| | Net income | | Net income per share | Net income per share after dilution |
|---|---|---|---|---|
| | ¥million | (%) | ¥ | ¥ |
| Third quarter of fiscal 2006 | 263,377 | △2.5 | 40.60 | 40.16 |
| Third quarter of fiscal 2005 | 270,108 | 83.6 | 40.05 | – |
| (Reference) Fiscal 2005 | 343,903 | | 51.08 | 51.05 |

Notes 1) Amounts below ¥1 million are rounded down.
2) Percentages for sales, operating profits, ordinary profits and net income indicate changes over the corresponding term of the previous fiscal year.

**Outline of Financial Results**

| | Total assets | Net Assets | Ratio of shareholders' equity to total assets | Net Assets per share |
|---|---|---|---|---|
| | ¥million | ¥million | % | ¥ |
| Third quarter of fiscal 2006 | 5, 085, 577 | 2, 226, 383 | 34. 6 | 274. 55 |
| Third quarter of fiscal 2005 | 4, 450, 784 | 1, 607, 530 | 36. 1 | 238. 03 |
| (Reference) Fiscal 2005 | 4, 542, 766 | 1, 677, 889 | 36. 9 | 252. 66 |

Notes The company adopted a new accounting standard for the presentation of net assets in the third quarter.

(Reference)

The full-year forecast for consolidated operating results in fiscal 2006 (April 1, 2006 to March 31, 2007) is slated for release, as usual, at the beginning of March 2007. No revisions have been made to the forecast released.

**3. Segment Information**

(Information of business segment)

Third quarter of fiscal 2006 (April 1, 2006 to December 31, 2006)

(¥million)

| | Steelmaking and steel fabrication | Engineering and construction | Urban development | Chemicals | New materials | System solutions | Total | Elimination of intersegment transactions | Consolidated total |
|---|---|---|---|---|---|---|---|---|---|
| Sales | 2, 522, 944 | 240, 809 | 42, 980 | 240, 480 | 48, 962 | 101, 154 | 3, 197, 331 | (131, 109) | 3, 066, 221 |
| Operating costs and expenses | 2, 132, 554 | 235, 483 | 37, 743 | 221, 752 | 46, 553 | 93, 760 | 2, 767, 847 | (130, 026) | 2, 637, 821 |
| Operating profits | 390, 389 | 5, 326 | 5, 237 | 18, 728 | 2, 408 | 7, 393 | 429, 483 | (1, 082) | 428, 400 |

Third quarter of fiscal 2005 (April 1, 2005 to December 31, 2006)

(¥million)

| | Steelmaking and steel fabrication | Engineering and construction | Urban development | Chemicals and nonferrous materials | System solutions | Other businesses | Total | Elimination of intersegment transactions | Consolidated total |
|---|---|---|---|---|---|---|---|---|---|
| Sales | 2, 271, 365 | 199, 717 | 54, 228 | 277, 241 | 95, 265 | 50, 676 | 2, 948, 495 | (132, 389) | 2, 816, 106 |
| Operating costs and expenses | 1, 879, 914 | 199, 835 | 47, 822 | 257, 336 | 88, 556 | 50, 815 | 2, 524, 280 | (132, 629) | 2, 391, 651 |
| Operating profits | 391, 451 | △118 | 6, 406 | 19, 904 | 6, 709 | △138 | 424, 215 | 239 | 424, 454 |

**Change in Business Segments**

The business segment and presentation method for the Nippon Steel corporate group have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely.

On July 1, 2006, Nippon Steel spun off two business sectors—engineering and construction, and new materials. At the same time, the company positioned as the operating domain its six business sectors—steelmaking and steel fabrication, engineering and construction, urban development, chemicals, new materials, and system solutions—with steelmaking and steel fabrication as the key operating sector. In doing so, the company has structured its management organization so as to promote these six segments independently yet concurrently and enable them to achieve self-sustaining development.

With the restructuring of the consolidated management promotion system in the above manner, Nippon Steel

changed the affiliation of some of its business segments as follows:

1) "Chemicals" and "new materials", which were included in the chemicals and nonferrous materials sector, are now positioned as independent businesses, and "titanium and aluminum operations", which were part of the chemicals and nonferrous materials sector, have been transferred to "steelmaking and steel fabrication."
2) "Other businesses" (electric power supply, services, and others) has been transferred to "steelmaking and steel fabrication."

**4.General Information on Consolidated Operating Performance**

In an environment of general worldwide economic expansion, the Japanese economy also remains steady. While public investment is trending downward, private equipment investment continues to expand, supported by good operating results posted by commercial enterprises, and production activities as a whole are steadily growing.

In the steelmaking and steel fabrication sector, the worldwide supply and demand situation remains tight for high-grade steel products destined mainly for manufacturing industries such as automobiles and shipbuilding. Meanwhile, the market for commodity-grade steel products remains relatively firm, insofar as increased production by China is being absorbed by steady demand in the US, Europe, and other nations. However, due to growing inventory in the US market, there are ongoing moves by overseas steel mills to reduce production. This, in turn, has made it necessary to carefully watch future trends in worldwide supply and demand for commodity-grade steel products.

In order to meet the robust demand for high-grade steel products under these circumstances, Nippon Steel has strived to reinforce production capacity and improve product quality by taking full advantage of new hot-dip galvanizing lines and other newly installed production facilities and by fully utilizing the collective production capacity of Nippon Steel, its group companies, and other allied companies. In parallel with this, the company has promoted concerted efforts by the production, marketing, technology and research departments to accurately assess and meet customer needs, which has yielded substantial results.

In the field of commodity-grade steel products, production mainly of flat products for the domestic market has been curtailed, thereby reducing to less than 4 million tons the inventory of rolled sheets (Hot-rolled, Cold-rolled, and coated sheets). Nippon Steel will take cautious measures as regards future production and shipments, while also monitoring the level of practical demand.

Sustained efforts are being made to further strengthen tie-ups between Nippon Steel and other domestic and overseas steelmakers. Specifically, in October 2006, Nippon Steel and POSCO agreed to enhance their strategic alliance through a variety of measures, including the mutual supply of steel slabs in compliance with the relining of blast furnaces by both companies and collaboration in dry-dust recycling. Also, in order to promote cooperative measures with greater smoothness and efficiency, the two companies agreed to make additional cross-purchases of each other's shares. In addition, to further strengthen the tie-up between Nippon Steel and Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS), a leading steelmaker in South America, USIMINAS became a Nippon Steel affiliate accounted for by the equity method from the current term.

In the engineering and construction sector, which is benefiting from a record-high backlog of orders, stepped-up efforts are being made to improve earnings by expanding sales and improving profits from individual projects. In the urban development sector, operations centered on condominium sales in the Tokyo metropolitan area are steady and proceeding as planned. In the chemicals sector, while competition among

companies are becoming fierce in the field of electronic materials, both the chemicals and coal chemicals areas are progressing favorably with firm demand; as a result, chemicals operations as a whole show steady results that surpass planned profit goals. In the new materials sector, operations are generally proceeding with steady results supported by continuous expansion of IT-related industries, the main market for the sector. In the systems solution sector, steady results are being attained by operations centered on business solutions for use in the financial field.

Pursuant to the foregoing, settlement of accounts for the period through the third quarter of fiscal 2006 (April 1, 2006 to December 31, 2006) shows the following consolidated operating results: sales of ¥3,066.2 billion, operating profits of ¥428.4 billion, ordinary profits of ¥437.9 billion, and a net income of ¥263.3 billion.

(Reference)

## Recent Quarterly Operating Results

Fiscal 2005 (April 1, 2006 to March 31, 2007)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | Cumulative total of 9 months | Forecast for 2nd half of fiscal 2006 (data released on October 26, 2006) | Forecast for fiscal 2006 (data released on October 26, 2006) |
|---|---|---|---|---|---|---|---|
| | Apr.-June 2006 | Jul.-Sept. 2006 | Apr.-Sept. 2006 | Oct.-Dec. 2006 | Apr. 2006-Dec. 2006 | Oct. 2006-Mar. 2007 | Apr. 2006-Mar. 2007 |
| Sales | ¥ million 942,788 | ¥ million 1,043,642 | ¥ million 1,983,431 | ¥ million 1,032,793 | ¥ million 3,066,221 | ¥ million 2,166,569 | ¥ million 4,150,000 |
| Steelmaking and steel fabrication | 778,578 | 841,844 | 1,618,422 | 904,528 | 2,522,944 | 1,738,577 | 3,355,000 |
| Engineering and construction | 71,800 | 87,575 | 159,376 | 81,432 | 240,808 | 190,624 | 350,000 |
| Urban development | 14,032 | 18,843 | 32,875 | 10,105 | 42,980 | 62,125 | 95,000 |
| Chemicals | 75,059 | 82,988 | 158,047 | 82,432 | 240,480 | 161,953 | 320,000 |
| New materials | 15,704 | 16,149 | 31,853 | 17,136 | 48,982 | 33,147 | 65,000 |
| System solutions | 30,832 | 39,273 | 70,105 | 31,048 | 101,154 | 94,895 | 195,000 |
| Elimination of intersegment transactions | (41,220) | (46,031) | (87,251) | (43,857) | (131,109) | (192,749) | (180,000) |
| Operating profits | 119,590 [12.7%] | 146,777 [14.1%] | 266,368 [13.4%] | 162,032 [15.6%] | 428,400 [14.0%] | 263,632 [12.2%] | 530,000 [12.8%] |
| Steelmaking and steel fabrication | 109,582 [14.1%] | 132,321 [15.7%] | 241,903 [14.9%] | 148,486 [16.4%] | 390,389 [15.5%] | 233,097 [13.4%] | 475,000 [14.2%] |
| Engineering and construction | 55 [0.1%] | 1,194 [1.4%] | 1,250 [0.8%] | 4,076 [5.0%] | 5,326 [2.2%] | 8,750 [4.6%] | 10,000 [2.9%] |
| Urban development | 1,571 [11.2%] | 2,742 [14.6%] | 4,314 [13.1%] | 822 [8.1%] | 5,237 [12.2%] | 5,688 [9.2%] | 10,000 [10.5%] |
| Chemicals | 4,190 [5.6%] | 6,928 [8.3%] | 11,119 [7.0%] | 7,609 [9.2%] | 18,728 [7.8%] | 11,881 [7.3%] | 23,000 [7.2%] |
| New materials | 935 [6.0%] | 905 [5.6%] | 1,841 [5.8%] | 568 [3.3%] | 2,408 [4.9%] | 1,659 [5.0%] | 3,500 [5.4%] |
| System solutions | 2,532 [8.2%] | 2,604 [6.6%] | 5,137 [7.3%] | 2,256 [7.3%] | 7,393 [7.3%] | 7,863 [8.3%] | 15,000 [7.7%] |
| Elimination of intersegment transactions | 721 | 80 | 802 | (1,885) | (1,082) | (2,302) | (1,502) |
| Ordinary profits | 123,079 [13.1%] | 145,828 [14.0%] | 268,907 [13.6%] | 167,025 [16.2%] | 437,932 [14.3%] | 254,093 [11.7%] | 525,000 [12.7%] |
| Net income | 74,742 [7.9%] | 89,354 [8.6%] | 164,105 [8.3%] | 98,272 [9.5%] | 262,377 [8.6%] | 145,895 [6.7%] | 310,000 [7.5%] |
| Net income per share | ¥ 11.26 | ¥ 13.89 | ¥ 25.15 | ¥ 15.40 | ¥ 40.60 | ¥ 23.14 | ¥ 48.34 |

[ ] Return on sales
( ) in "Elimination of intersegment transactions" row indicate negative numbers

Fiscal 2005 3rd Quarter
169.0¥billion

Forecast for 2nd half of fiscal 2006 (data released onOctober 26, 2006) × 1/2
128.0¥billion

+41.0¥billion

1.Improvement of prices and products mix +10.0¥ billion

2.Seasonal differences in costs and others +15.0 ¥ billion
(concentrated dividend income in the 3rd quarter and concentrated cost expense for relining of No.3 blast furnace at Nagoya Works in the 4th quarter, etc.)

3.Group companies, etc. +16.0 ¥ billion
(Inventory evaluation due to the rise in nickel cost +10.0¥ billion, etc.)

Fiscal 2005 (April 1, 2006 to March 31, 2006)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | Fiscal 2005 |
|---|---|---|---|---|---|---|---|
| | Apr.-June 2005 | Jul.-Sept. 2005 | Apr.-Sept. 2005 | Oct.-Dec. 2005 | Jan.-Mar. 2006 | Oct. 2005-Mar. 2006 | Apr. 2005-Mar. 2006 |
| Sales | ¥ million 934,771 | ¥ million 959,633 | ¥ million 1,893,404 | ¥ million 952,701 | ¥ million 1,090,195 | ¥ million 2,042,896 | ¥ million 3,936,301 |
| Steelmaking and steel fabrication | 738,231 | 770,874 | 1,509,105 | 762,253 | 786,145 | 1,548,455 | 3,057,510 |
| Engineering and construction | 57,283 | 70,515 | 127,799 | 71,918 | 136,481 | 208,379 | 336,178 |
| Urban development | 21,134 | 17,383 | 38,518 | 15,711 | 49,816 | 65,528 | 104,045 |
| Chemicals and nonferrous materials | 86,500 | 93,581 | 180,081 | 97,160 | 95,831 | 192,991 | 373,072 |
| System solutions | 27,202 | 37,583 | 64,785 | 30,479 | 53,074 | 83,553 | 148,339 |
| Other businesses | 17,184 | 16,875 | 33,969 | 17,606 | 18,381 | 35,988 | 69,957 |
| Elimination of intersegment transactions | (42,778) | (47,177) | (89,953) | (42,435) | (49,514) | (91,950) | (181,903) |
| Operating profits | 148,981 [15.9%] | 158,225 [16.5%] | 301,318 [15.9%] | 123,138 [12.9%] | 151,864 [13.9%] | 275,002 [13.5%] | 576,318 [14.6%] |
| Steelmaking and steel fabrication | 137,347 [18.6%] | 145,133 [18.8%] | 282,480 [18.7%] | 108,970 [14.3%] | 122,526 [15.6%] | 231,496 [15.0%] | 513,977 [16.8%] |
| Engineering and construction | ▲ 1,481 [▲ 2.6%] | ▲ 1,001 [▲ 1.4%] | ▲ 2,483 [▲ 1.9%] | 2,365 [3.3%] | 9,635 [7.1%] | 12,000 [5.8%] | 9,517 [2.8%] |
| Urban development | 3,531 [16.7%] | 987 [5.7%] | 4,525 [11.7%] | 1,881 [12.0%] | 7,748 [15.6%] | 9,629 [14.7%] | 14,155 [13.6%] |
| Chemicals and nonferrous materials | 6,185 [7.1%] | 5,520 [5.9%] | 11,688 [6.5%] | 8,216 [8.5%] | 7,132 [7.4%] | 15,350 [8.0%] | 27,037 [7.2%] |
| System solutions | 1,886 [6.9%] | 2,898 [7.7%] | 4,683 [7.2%] | 2,025 [6.6%] | 5,098 [9.6%] | 7,122 [8.5%] | 11,806 [8.0%] |
| Other businesses | ▲ 104 [▲ 0.6%] | 312 [1.9%] | 208 [0.6%] | ▲ 347 [▲ 2.0%] | ▲ 1,048 [▲ 5.7%] | ▲ 1,394 [▲ 3.9%] | ▲ 1,185 [▲ 1.7%] |
| Elimination of intersegment transactions | (1,062) | 1,275 | 214 | 25 | 731 | 796 | 1,010 |
| Ordinary profits | 153,139 [16.4%] | 141,343 [14.7%] | 294,482 [15.6%] | 122,294 [12.8%] | 130,622 [12.0%] | 252,917 [12.4%] | 547,420 [13.9%] |
| Net income | 91,611 [9.8%] | 104,073 [10.8%] | 195,685 [10.3%] | 74,422 [7.8%] | 73,785 [6.8%] | 148,207 [7.3%] | 343,893 [8.7%] |
| Net income per share | ¥ 13.59 | ¥ 15.43 | ¥ 29.02 | ¥ 11.03 | ¥ 11.03 | ¥ 22.06 | ¥ 51.08 |

[Change in business segments]
1) "Chemicals" and "new materials", which were included in the chemicals and nonferrous materials sector, are now positioned as independent businesses, and "titanium and aluminum operations", which were part of the chemicals and nonferrous materials sector, have been transferred to "steelmaking and steel fabrication."
2) "Other businesses" (electric power supply, services, and others) has been transferred to "steelmaking and steel fabrication."

Nippon Steel Corporation
January 30, 2007

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

# Supplementary Information on the Financial Result for the Third Quarter of Fiscal 2006

## Japanese Steel Industry

### 1.Crude Steel Production

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 28.96 | 27.83 | 56.80 | 27.91 | 28.00 | 55.91 | 112.71 |
| 2006FY | 28.97 | 29.08 | 58.05 | 30.16 | - | - | - |

### 2. Inventory Volume

| At the end of: | Inventory at manufacturers and distributors (millions of tons) | Inventory /shipment ratio (%) | Rolled sheets *1 (millions of tons) | H-flange beams *2 (millions of tons) |
|---|---|---|---|---|
| Aug. 2001 | 6.19 | 136.3 (Peak) | 4.70 (Peak) | 0.320 |
| Mar. 2002 | 5.42 | 107.6 | 3.93 | 0.314 |
| Sep. 2002 | 5.12 | 102.2 | 3.71 | 0.264 |
| Mar. 2003 | 5.33 | 104.0 | 3.76 | 0.256 |
| Sep. 2003 | 5.67 | 114.1 | 4.13 | 0.274 |
| Mar. 2004 | 5.03 | 94.7 | 3.77 | 0.240 |
| Sep. 2004 | 5.37 | 101.3 | 3.86 | 0.312 |
| Mar. 2005 | 5.24 | 98.0 | 3.93 | 0.294 |
| Apr. 2005 | 5.30 | 110.1 | 4.03 | 0.279 |
| May 2005 | 5.53 | 112.9 | 4.21 | 0.275 |
| June 2005 | 5.48 | 108.1 | 4.21 | 0.274 |
| July 2005 | 5.60 | 114.1 | 4.30 | 0.271 |
| Aug. 2005 | 5.80 | 124.9 | 4.66 | 0.253 |
| Sep. 2005 | 5.73 | 111.6 | 4.58 | 0.231 |
| Oct. 2005 | 5.78 | 111.6 | 4.56 | 0.230 |
| Nov. 2005 | 5.59 | 108.3 | 4.43 | 0.231 |
| Dec.2005 | 5.54 | 116.8 | 4.26 | 0.245 |
| Jan. 2006 | 5.70 | 117.9 | 4.45 | 0.268 |
| Feb. 2006 | 5.55 | 117.5 | 4.36 | 0.280 |
| Mar. 2006 | 5.28 | 98.0 | 4.14 | 0.295 |
| Apr. 2006 | 5.29 | 111.8 | 4.09 | 0.285 |
| May. 2006 | 5.43 | 115.4 | 4.15 | 0.280 |
| June. 2006 | 5.26 | 101.3 | 4.04 | 0.280 |
| July. 2006 | 5.33 | 104.7 | 4.05 | 0.278 |
| Aug. 2006 | 5.41 | 112.3 | 4.17 | 0.273 |
| Sep. 2006 | 5.36 | 101.5 | 4.06 | 0.269 |
| Oct. 2006 | 5.35 | 97.6 | 3.98 | 0.260 |
| Nov. 2006 | 5.21 | 97.5 | 3.81 | 0.257 |

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

**Nippon Steel (Non-consolidated basis)**

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 7.88 | 7.93 | 15.81 | 7.90 | 7.61 | 15.52 | 31.32 |
| 2006FY | 7.54 | 7.87 | 15.41 | 7.97 | - | - | - |

4. Crude Steel Production

(Consolidated basis)

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 8.56 | 8.52 | 17.08 | 8.34 | 8.54 | 16.88 | 33.95 |
| 2006FY | 8.45 | 8.71 | 17.16 | 8.94 | - | - | - |

(Non-consolidated basis)

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 7.85 | 7.88 | 15.73 | 7.62 | 7.85 | 15.47 | 31.20 |
| 2006FY | 7.70 | 8.01 | 15.71 | 8.16 | - | - | - |

5. Steel Products Shipment

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 7.43 | 7.33 | 14.76 | 7.17 | 7.67 | 14.84 | 29.59 |
| 2006FY | 7.59 | 7.83 | 15.42 | 7.96 | - | - | - |

6. Average Price of Steel Products

(thousands of yen / ton)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 70.8 | 76.0 | 73.4 | 75.6 | 74.7 | 75.2 | 74.3 |
| 2006FY | 71.6 | 75.2 | 73.4 | 76.3 | - | - | - |

7. Export Ratio of Steel Products (Value basis)

(%)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 32.2 | 31.1 | 31.6 | 29.8 | 30.5 | 30.1 | 30.9 |
| 2006FY | 32.2 | 32.4 | 32.3 | 31.4 | - | - | - |

8. Foreign Exchange Rate

(¥/US $)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 107 | 112 | 109 | 116 | 117 | 117 | 113 |
| 2006FY | 115 | 116 | 115 | 117 | - | - | - |

**Tab A**
**2. Forecast for Consolidated Operating Performance in Fiscal 2006**
**(April 1, 2006 to March 31, 2007)**

Nippon Steel Corporation

March 1, 2007

Listed Company Name: Nippon Steel Corporation
(URL http://www.nsc.co.jp)
Representative: Akio Mimura, Representative Director and President
(Code No.: 5401; Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges)
Contact: Tatsuro Shirasu, General Manager, Public Relations Center (Tel: 81-3-3275-5014)

# Forecast for Operating Results for Fiscal 2006 and Term-end Dividend Plan

The forecast for operating results of Nippon Steel Corporation for fiscal 2006 (April 1, 2006 to March 31, 2007) is outlined below. Further, based on previously announced dividend payment policies, the Board of Directors decided today on a plan to pay a term-end dividend of ¥6 per share. Consequent to this, the total annual dividend payment for fiscal 2006 will increase by ¥1 per share over the corresponding period of the previous year to ¥10 per share, including an interim-term dividend of ¥4 per share.

**1. Forecast for Consolidated Operating Results for Fiscal 2006 (April 1, 2006 to March 31, 2007)**

(Unit: ¥billion)

| | Net sales | Operating profit | Ordinary profit | Net income |
|---|---|---|---|---|
| Latest forecast (A) | 4,280 | 570 | 580 | 345 |
| Previous forecast (B) | 4,150 | 530 | 525 | 310 |
| Increase/Decrease (A–B) | +130 | +40 | +55 | +35 |
| % change | +3.1% | +7.5% | +10.5% | +11.3% |
| (Reference) Results in fiscal 2005 | 3,906.3 | 576.3 | 547.4 | 343.9 |

| Prospective balance of interest-bearing debts at the end of March 2007 | 1,220 |
|---|---|

**Forecast for Non-Consolidated Operating Results for Fiscal 2006 (April 1, 2006 to March 31, 2007)**

(Unit: ¥billion)

| | Net sales | Operating profit | Ordinary profit | Net income |
|---|---|---|---|---|
| Latest forecast (A) | 2,540 | 410 | 395 | 250 |
| Previous forecast (B) | 2,500 | 395 | 375 | 240 |
| Increase/Decrease (A–B) | +40 | +15 | +20 | +10 |
| % change | +1.6% | +3.8% | +5.3% | +4.2% |
| (Reference) Results in fiscal 2005 | 2,591.3 | 433.9 | 388.7 | 244.0 |

**2. Forecast for Operating Results for Fiscal 2006 and Term-end Dividend Plan**

In a general environment of worldwide economic expansion, the Japanese economy remains steady. While public works investment is trending downward, private investment in equipment continues to expand with the support of sustained high earnings by commercial enterprises. As a whole, Japanese industry continues to make moderate gains in production activity.

In the steelmaking and steel fabrication sector, the worldwide supply and demand situation remains tight for high-grade steel products destined mainly for manufacturing industries such as automobiles and shipbuilding. In addition, the market for commodity-grade steel products remains relatively firm, insofar as increased production by China is being absorbed by steady demand in the US, Europe, and other nations.

In order to meet the robust demand for high-grade steel products under these circumstances, Nippon Steel has strived to reinforce production capacity and improve product quality by taking full advantage of new hot-dip galvanizing lines and other newly installed production facilities and by fully utilizing the collective production capacity of Nippon Steel, its group companies, and other allied companies in Japan and abroad.

In parallel with this, the company has produced substantial results by aggressively promoting concerted efforts by the production, marketing, technology and research departments to accurately assess and meet customer needs.

In the field of commodity-grade steel products, production mainly of flat products for the domestic market has been curtailed, and this has resulted in improved market conditions. Nippon Steel will cautiously measure future production and shipments, while monitoring the level of actual demand.

Sustained efforts are being made to further strengthen tie-ups between Nippon Steel and other domestic and overseas steelmakers. Specifically, in October 2006, Nippon Steel and POSCO of Korea agreed to enhance their strategic alliance through a variety of measures, including the mutual supply of steel slabs in compliance with the relining of blast furnaces by both companies and collaboration in dry-dust recycling. Also, in order to promote cooperative measures with greater smoothness and efficiency, the two companies agreed to make additional cross-purchases of each other's shares. In addition, to further strengthen the tie-up between Nippon Steel and Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS) of Brazil, a leading steelmaker in South America, USIMINAS became a Nippon Steel affiliate accounted for by the equity method from the current term.

In the engineering and construction sector, which is benefiting from a record-high backlog of orders, stepped-up efforts are being made to improve earnings by expanding sales and improving profits from individual projects. In the urban development sector, operations centered on condominium sales in the Tokyo metropolitan area are steady and proceeding as planned. In the chemicals sector, while competition among companies is becoming fierce in the field of electronic materials, both the chemicals and coal chemicals areas are progressing favorably with firm demand; as a result, chemicals operations as a whole show steady results that surpass planned profit goals. In the new materials sector, operations are generally proceeding with steady results in spite of the temporary adjustment phase that currently confronts IT-related industries—the main market for the sector. In the systems solution sector, steady results are being attained by operations centered on business solutions for use in the financial field.

As a result of these developments, the consolidated operating results for fiscal 2006 (April 1, 2006 to March 31, 2007) are expected to be as follows (approximate results): net sales of ¥4,280 billion, operating

profits of ¥570 billion, ordinary profits of ¥580 billion, and a net income of ¥345 billion. The non-consolidated operating results are expected to be as follows (approximate results): net sales of ¥2,540 billion, operating profits of ¥410 billion, ordinary profits of ¥395 billion, and a net income of ¥250 billion.

Based on previously announced dividend payment policies, the Board of Directors decided today on a plan to pay a term-end dividend of ¥6 per share. Consequent to this, the total annual dividend payment for fiscal 2006 will increase by ¥1 per share over the corresponding period of the previous year to ¥10 per share, including an interim-term dividend of ¥4 per share.

**3.Forecast for Next-Term Operating Results**

While concerns persist with regard to deceleration in a number of nations, the world economy as a whole continues to proceed at a steady pace. In this environment, forecasts for the steelmaking and steel fabrication sector call for continued steady demand for steel products in both the domestic and overseas markets.

In the field of high-grade steel products where the company's advanced technological capabilities receive much attention, Nippon Steel remains determined to securely capture expanding demand for these products by modernizing its production equipment and reinforcing its integrated production systems.

In the field of commodity-grade steel products, while the U.S. and European markets, which have absorbed excess production in China, are entering a stockpile adjustment phase, production in China and other nations is forecasted to continue expanding. This, in turn, makes it necessary to carefully monitor future trends in worldwide supply and demand, including concerns about emerging trade issues.

In other operating sectors, every possible effort will be directed toward maximizing profitability by improving and enhancing consolidated operations that make the most of the strengths peculiar to each business sector.

Nippon Steel together with its group companies is determined to promote profit growth by reinforcing the competitiveness of every business sector and maximizing synergies between business sectors through further enhancement of its technological edge and streamlining of its consolidated management system. This will be accomplished by firmly maintaining the compatibility of flexible investment practices with an improved financial structure. The final objective of these efforts is to secure the solid presence of Nippon Steel and its group companies within the global steel industry.

We at Nippon Steel greatly appreciate your understanding of the conditions that currently face us and look forward to your continued support.

(Note)

[Reference]

File No. 82-5175

## Recent Quarterly Operating Results

Fiscal 2006 (April 1, 2006 to March 31, 2007)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half forecast | Forecast for fiscal 2006 | Forecast for fiscal 2006 (data released on October 26, 2006) |
|---|---|---|---|---|---|---|---|---|
| | Apr.-June 2006 | July-Sept. 2006 | Apr.-Sept. 2006 | Oct.-Dec. 2006 | Jan.-Mar. 2007 | Oct.-Mar. 2007 | Apr. 2006-Mar. 2007 | Apr. 2006-Mar. 2007 |
| Sales | ¥million 942,789 | ¥million 1,040,642 | ¥million 1,983,431 | ¥million 1,082,790 | ¥million 1,213,778 | ¥million 2,296,568 | ¥million 4,280,000 | ¥million 4,150,000 |
| Steelmaking and steel fabrication | 776,579 | 841,844 | 1,618,423 | 904,520 | 952,056 | 1,856,576 | 3,475,000 | 3,355,000 |
| Engineering and construction | 71,800 | 87,576 | 159,376 | 81,432 | 119,191 | 200,623 | 360,000 | 350,000 |
| Urban development | 14,032 | 18,843 | 32,875 | 10,105 | 52,019 | 62,125 | 95,000 | 95,000 |
| Chemicals | 75,959 | 82,088 | 158,047 | 82,433 | 79,519 | 161,952 | 320,000 | 320,000 |
| New materials | 15,704 | 16,149 | 31,853 | 17,108 | 16,038 | 33,146 | 65,000 | 65,000 |
| System solutions | 30,832 | 39,273 | 70,105 | 31,048 | 53,846 | 84,894 | 155,000 | 155,000 |
| Elimination of intersegment transactions | (41,220) | (46,031) | (87,251) | (43,857) | (58,891) | (102,748) | (190,000) | (180,000) |
| Operating profits | 119,590 [12.7%] | 146,777 [14.1%] | 266,368 [13.4%] | 162,032 [15.0%] | 141,600 [11.7%] | 303,632 [13.2%] | 570,000 [13.3%] | 530,000 [12.8%] |
| Steelmaking and steel fabrication | 109,582 [14.1%] | 132,321 [15.7%] | 241,903 [14.9%] | 148,486 [16.4%] | 119,610 [12.6%] | 268,097 [14.4%] | 510,000 [14.7%] | 475,000 [14.2%] |
| Engineering and construction | 56 [0.1%] | 1,194 [1.4%] | 1,250 [0.8%] | 4,075 [5.0%] | 5,674 [4.8%] | 9,749 [4.9%] | 11,000 [3.1%] | 10,000 [2.9%] |
| Urban development | 1,571 [11.2%] | 2,742 [14.6%] | 4,314 [13.1%] | 922 [9.1%] | 8,763 [16.8%] | 9,686 [15.6%] | 14,000 [14.7%] | 10,000 [10.5%] |
| Chemicals | 4,190 [5.6%] | 6,928 [8.4%] | 11,119 [7.0%] | 7,609 [9.2%] | 4,272 [5.4%] | 11,881 [7.3%] | 23,000 [7.2%] | 20,000 [6.3%] |
| New materials | 835 [5.3%] | 806 [5.0%] | 1,641 [5.2%] | 546 [3.2%] | 592 [3.7%] | 1,150 [3.5%] | 3,000 [4.6%] | 3,500 [5.4%] |
| System solutions | 2,532 [8.2%] | 2,604 [6.6%] | 5,137 [7.3%] | 2,256 [7.3%] | 5,606 [10.4%] | 7,863 [9.3%] | 13,000 [8.4%] | 13,000 [8.4%] |
| Elimination of intersegment transactions | 721 | 80 | 802 | (1,885) | (2,017) | (4,003) | (4,000) | (1,500) |
| Ordinary profits | 123,079 [13.1%] | 145,828 [14.0%] | 268,907 [13.6%] | 169,025 [15.6%] | 142,067 [11.7%] | 311,092 [13.6%] | 580,000 [13.6%] | 525,000 [12.7%] |
| Net income | 74,749 [7.9%] | 89,356 [8.6%] | 164,105 [8.3%] | 99,272 [9.2%] | 81,622 [6.7%] | 180,895 [7.9%] | 345,000 [8.1%] | 310,000 [7.5%] |
| Net income per share | ¥ 11.28 | ¥ 13.83 | ¥ 25.15 | ¥ 15.48 | ¥ 12.74 | ¥ 28.23 | ¥ 53.34 | ¥ 48.34 |

[ ]: Return on sales
( ) in "Elimination of intersegment transactions" row indicate negative numbers

- Fiscal 2006 3rd Quarter 148.0¥billion → Forecast for 4th Quarter 119.0¥billion
- -29.0¥billion
- Seasonal differences in costs and others (concentrated cost expense for relining of No.1 blast furnace at Nagoya Works in 4th quarter, etc.)

Fiscal 2005 (April 1, 2005 to March 31, 2006)
Before change in business segments(*)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | Fiscal 2005 |
|---|---|---|---|---|---|---|---|
| | Apr.-June 2005 | July-Sept. 2005 | Apr.-Sept. 2005 | Oct.-Dec. 2005 | Jan.-Mar. 2006 | Oct. 2005-Mar. 2006 | Apr. 2005-Mar. 2006 |
| Sales | ¥million 904,771 | ¥million 958,633 | ¥million 1,863,404 | ¥million 952,701 | ¥million 1,090,195 | ¥million 2,042,896 | ¥million 3,906,301 |
| Steelmaking and steel fabrication | 738,231 | 770,874 | 1,509,105 | 762,259 | 786,146 | 1,548,405 | 3,057,510 |
| Engineering and construction | 57,283 | 70,515 | 127,798 | 71,918 | 136,461 | 208,379 | 336,179 |
| Urban development | 21,134 | 17,383 | 38,516 | 15,711 | 49,818 | 65,529 | 104,045 |
| Chemicals and nonferrous materials | 86,500 | 93,581 | 180,081 | 97,160 | 95,831 | 192,991 | 373,072 |
| System solutions | 27,202 | 37,583 | 64,786 | 30,479 | 53,074 | 83,553 | 148,339 |
| Other businesses | 17,194 | 15,875 | 33,069 | 17,606 | 18,381 | 35,988 | 69,057 |
| Elimination of intersegment transactions | (42,776) | (47,177) | (89,953) | (42,435) | (49,514) | (91,950) | (181,903) |
| Operating profits | 146,091 [16.1%] | 155,225 [16.2%] | 301,316 [16.2%] | 123,138 [12.9%] | 151,864 [13.9%] | 275,002 [13.5%] | 576,318 [14.8%] |
| Steelmaking and steel fabrication | 137,347 [18.6%] | 145,132 [18.8%] | 282,480 [18.7%] | 108,970 [14.3%] | 122,526 [15.6%] | 231,496 [15.0%] | 513,977 [16.8%] |
| Engineering and construction | ▲ 1,401 [▲2.4%] | ▲ 1,081 [▲1.4%] | ▲ 2,483 [▲1.9%] | 2,385 [3.3%] | 9,615 [7.1%] | 12,000 [5.8%] | 9,517 [2.8%] |
| Urban development | 3,630 [16.7%] | 897 [5.2%] | 4,527 [11.7%] | 1,881 [12.0%] | 7,748 [15.6%] | 9,629 [14.7%] | 14,156 [13.6%] |
| Chemicals and nonferrous materials | 6,165 [7.1%] | 5,520 [5.9%] | 11,686 [6.5%] | 8,218 [8.4%] | 7,132 [7.4%] | 15,350 [8.0%] | 27,037 [7.2%] |
| System solutions | 1,686 [6.2%] | 2,997 [8.0%] | 4,683 [7.2%] | 2,025 [6.6%] | 5,096 [9.6%] | 7,122 [8.5%] | 11,806 [8.0%] |
| Other businesses | ▲ 104 [▲0.6%] | 313 [2.0%] | 209 [0.6%] | ▲ 347 [▲2.0%] | ▲ 1,046 [▲5.7%] | ▲ 1,394 [▲3.9%] | ▲ 1,185 [▲1.7%] |
| Elimination of intersegment transactions | (1,060) | 1,275 | 214 | 25 | 771 | 796 | 1,010 |
| Ordinary profits | 153,139 [16.9%] | 141,343 [14.7%] | 294,482 [15.8%] | 122,294 [12.8%] | 130,622 [12.0%] | 252,917 [12.4%] | 547,400 [14.0%] |
| Net income | 91,612 [10.1%] | 104,073 [10.9%] | 195,685 [10.5%] | 74,422 [7.8%] | 73,795 [6.8%] | 148,217 [7.3%] | 343,903 [8.8%] |
| Net income per share | ¥ 13.59 | ¥ 15.43 | ¥ 29.02 | ¥ 11.03 | ¥ 11.03 | ¥ 22.06 | ¥ 51.06 |

(*)Change in business segments(Fiscal 2006~)
1) "Chemicals" and "new materials", which were included in the chemicals and nonferrous materials sector, are now positioned as independent businesses, and "titanium and aluminum operations", which were part of the chemicals and nonferrous materials sector, have been transferred to "steelmaking and steel fabrication."
2) "Other businesses" (electric power supply, services, and others) has been transferred to "steelmaking and steel fabrication."

Nippon Steel Corporation
March 1, 2007

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

**Supplementary Information on the Forecast for Fiscal 2006**

**Japanese Steel Industry**

1. Crude Steel Production

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 4th quarter | 2nd half | total |
|---|---|---|---|---|---|---|---|
| 2005FY | 28.96 | 27.83 | 56.80 | 27.91 | 28.00 | 55.91 | 112.72 |
| 2006FY | 28.97 | 29.08 | 58.05 | 30.16 | Approx. 29.25 | Approx. 59.41 | Approx.*117.46 |

* estimated figure (Ministry of Economy,Trade and Industry)

2. Inventory Volume

| At the end of: | Inventory at manufacturers and distributors (millions of tons) | Inventory /shipment ratio (%) | Rolled sheets ※1 (millions of tons) | H-flange beams ※2 (millions of tons) |
|---|---|---|---|---|
| Aug. 2001 | 6.19 | 136.3 (Peak) | 4.70 (Peak) | 0.320 |
| Mar. 2002 | 5.42 | 107.6 | 3.93 | 0.314 |
| Sep. 2002 | 5.12 | 102.2 | 3.71 | 0.264 |
| Mar. 2003 | 5.33 | 104.0 | 3.76 | 0.256 |
| Sep. 2003 | 5.67 | 114.1 | 4.13 | 0.274 |
| Mar. 2004 | 5.03 | 94.7 | 3.77 | 0.240 |
| Sep. 2004 | 5.37 | 101.3 | 3.86 | 0.312 |
| Mar. 2005 | 5.24 | 98.0 | 3.93 | 0.294 |
| Apr. 2005 | 5.30 | 110.1 | 4.03 | 0.279 |
| May 2005 | 5.53 | 112.9 | 4.21 | 0.275 |
| June 2005 | 5.48 | 108.1 | 4.21 | 0.274 |
| July 2005 | 5.60 | 114.1 | 4.30 | 0.271 |
| Aug. 2005 | 5.80 | 124.9 | 4.66 | 0.253 |
| Sep. 2005 | 5.73 | 111.8 | 4.58 | 0.231 |
| Oct. 2005 | 5.78 | 111.6 | 4.56 | 0.230 |
| Nov. 2005 | 5.59 | 108.3 | 4.43 | 0.231 |
| Dec.2005 | 5.54 | 116.8 | 4.26 | 0.245 |
| Jan. 2006 | 5.70 | 117.9 | 4.45 | 0.268 |
| Feb. 2006 | 5.55 | 117.5 | 4.36 | 0.280 |
| Mar. 2006 | 5.28 | 98.0 | 4.14 | 0.295 |
| Apr. 2006 | 5.29 | 111.8 | 4.09 | 0.285 |
| May. 2006 | 5.43 | 115.4 | 4.15 | 0.280 |
| June. 2006 | 5.26 | 101.3 | 4.04 | 0.280 |
| July. 2006 | 5.33 | 104.7 | 4.05 | 0.278 |
| Aug. 2006 | 5.41 | 112.3 | 4.17 | 0.273 |
| Sep. 2006 | 5.36 | 101.5 | 4.06 | 0.269 |
| Oct. 2006 | 5.35 | 97.6 | 3.98 | 0.260 |
| Nov. 2006 | 5.21 | 97.5 | 3.81 | 0.257 |
| Dec. 2006 | 5.36 | 106.3 | 3.89 | 0.257 |
| Jan. 2007 *3 | 5.54 | 109.5 | 4.04 | 0.267 |

*1 Hot-rolled, cold-rolled and coated sheets
*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation
*3 Preliminary report

**Nippon Steel (Non-consolidated basis)**

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 2nd half | total |
|---|---|---|---|---|---|---|
| 2005FY | 7.88 | 7.93 | 15.81 | 7.90 | 15.52 | 31.32 |
| 2006FY | 7.54 | 7.87 | 15.41 | 7.97 | Approx. 15.20 | Approx. 30.60 |

4. Crude Steel Production

(Consolidated basis)

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 2nd half | total |
|---|---|---|---|---|---|---|
| 2005FY | 8.56 | 8.52 | 17.08 | 8.34 | 16.88 | 33.95 |
| 2006FY | 8.45 | 8.71 | 17.16 | 8.94 | Approx. 17.30 | Approx. 34.50 |

(Non-consolidated basis)

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 2nd half | total |
|---|---|---|---|---|---|---|
| 2005FY | 7.85 | 7.88 | 15.73 | 7.62 | 15.47 | 31.20 |
| 2006FY | 7.70 | 8.01 | 15.71 | 8.16 | Approx. 15.90 | Approx. 31.60 |

5. Steel Products Shipment

(millions of tons)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 2nd half | total |
|---|---|---|---|---|---|---|
| 2005FY | 7.43 | 7.33 | 14.76 | 7.17 | 14.84 | 29.59 |
| 2006FY | 7.59 | 7.83 | 15.42 | 7.96 | Approx. 15.90 | Approx. 31.30 |

6. Average Price of Steel Products

(thousands of yen / ton)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 2nd half | total |
|---|---|---|---|---|---|---|
| 2005FY | 70.8 | 76.0 | 73.4 | 75.6 | 75.2 | 74.3 |
| 2006FY | 71.6 | 75.2 | 73.4 | 76.3 | Approx. 76 | Approx. 75 |

7. Export Ratio of Steel Products (Value basis)

(%)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 2nd half | total |
|---|---|---|---|---|---|---|
| 2005FY | 32.2 | 31.1 | 31.6 | 29.8 | 30.1 | 30.9 |
| 2006FY | 32.2 | 32.4 | 32.3 | 31.4 | Approx. 32 | Approx. 32 |

8. Foreign Exchange Rate

(¥/US$)

| | 1st quarter | 2nd quarter | 1st half | 3rd quarter | 2nd half | total |
|---|---|---|---|---|---|---|
| 2005FY | 107 | 112 | 109 | 116 | 117 | 113 |
| 2006FY | 115 | 116 | 115 | 117 | Forecast 118 | Forecast 117 |

9. Unrealized Gains on Available-for-Sale Securities

(billion yen)

| | 2006 FY(estimated) | 1st half of 2006 FY | 2005 FY |
|---|---|---|---|
| Consolidated | 728.0 (433.8) | 556.9 (331.9) | 653.0 (389.2) |
| Non-consolidated | 662.4 (394.7) | 502.7 (299.6) | 611.2 (364.2) |
| 【Nikkei 225】 | 【17,604 yen】 (February 28, 2007) | 【16,127 yen】 | 【17,059 yen】 |

* Figures in parentheses were after adopting deferred tax accounting.

10. Amount of Capital Expenditure and Depreciation

・Capital Expenditure (billion yen)

| | 2006 FY (estimated) | 2005 FY |
|---|---|---|
| Consolidated | Approx. 280.0 | 205.0 |
| Non-consolidated | Approx. 210.0 | 165.0 |

・Depreciation (billion yen)

| | 2006 FY (estimated) | 2005 FY |
|---|---|---|
| Consolidated | Approx. 195.0 | 183.3 |
| Non-consolidated | Approx. 140.0 | 130.6 |

11. Special Profit and Losses (Consolidated basis)

(billion yen)

| | 2006 FY (estimated) | 2005 FY |
|---|---|---|
| Gain on sales of fixed assets | 16.0 | 14.8 |
| Gain on sales of investments in securities | 6.0 | 3.3 |
| Special Profit and loss | 22.0 | 18.2 |

**Tab B**
**News Releases Released on the Company's Homepage**
**(January 30, 2007 to Present)**

January 30, 2007
Nippon Steel Corporation
CHUBU STEEL PLATE CO., LTD.

**Agreement on Strategic Alliance between Nippon Steel and CHUBU STEEL PLATE**

Today, Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: Akio Mimura)("Nippon Steel") and CHUBU STEEL PLATE CO., LTD. (principal place of business: Nagoya City, Aichi Prefecture, President: Kenichiro Narita)("CHUBU STEEL") have agreed to pursue strategic alliance for enhancing their respective competitiveness. A "Joint Study Committee" (provisional name) will be established by both companies to explore specific measures.

Anticipating future changes in steel demand and growing international competition, this collaboration aims to provide both Nippon Steel and CHUBU STEEL with benefits through implementation of specific collaboration measures.

Below are areas for collaboration that the two companies have agreed to study. Other areas will be added if future discussions determine that addition is advantageous to both companies.

(1) Effective utilization of each other's production facilities (consignment production)
(2) Mutual cooperation for cost reduction in production, equipment repairs, procurement of raw materials, and distribution of products
(3) Nippon Steel's engineering of the infrastructure improvement of CHUBU STEEL PLATE's rolling mill.

Through the study and implementation of strategic alliance measures in the above areas, both companies intend to build cooperative relationships that strengthen their respective competitive edge.

The two companies have also agreed that Nippon Steel will purchase up to approx. 5% of CHUBE STEEL's total issued shares through subscribing for shares that CHUBU STEEL is issuing on February 15 by a third party allotment for financing its rolling mill infrastructure improvement. This will facilitate smooth and efficient cooperation between both companies.

**For more information, please contact:**

**Nippon Steel Corporation:**
**Public Relations Center, General Administration Div.**
**+81-3-3275-5021,5022**

**CHUBU STEEL PLATE CO., LTD.:**
**Public Relations Dept., General Administration Div.**
**+81-052-661-3811**

**Corporate Profile**

**Nippon Steel Corporation (Securities Code: 5401)**

| | |
|---|---|
| Head Office | 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo |
| Representative | Representative Director and President: Akio Mimura |
| Established | March 1970 |
| Capital | ¥419.5 billion (as of March 31, 2006) |
| Sales | ¥2591.4 billion (FY2005) |
| Number of employees | 15,212 (as of March, 2006) |

**CHUBU STEEL PLATE CO., LTD. (Securities Code: 5461)**

| | |
|---|---|
| Head Office | 1, Kousudori 5-chome, Nakagawa-ku, Nagoya City, |
| Representative | Representative Director and President: Kenichiro Narita |
| Established | February 1950 |
| Capital | ¥5.25 billion (as of March 31, 2006) |
| Sales | ¥48 billion (FY2005) |
| Number of employees | 359 (as of March 31, 2006) |

**19 February 2007**
**Nippon Steel Corporation**

**Nippon Steel, Awarded UO-Pipe Orders for Ultra-Deepwarter Gas Pipeline in Mediterranean Sea**

**Nippon Steel has been awarded, jointly with Mitsui & Co., *LTD.* the contract for a high-strength UO-pipe (large-diameter welded pipe) for Ultra-deepwater service for the natural-gas transport pipeline connecting Spain and Algeria. This pipeline, to be laid across the Mediterranean Sea at depths reaching a maximum of 2,160m, is to be the world's first case of high-strength X70 grade UO-pipe being used for such great depths.**

**The Pipeline, used to transport natural gas from Algeria/(SONATRACH) in North Africa to Southern Europe, via the Mediterranean Sea, over a total distance of 226km, is given the status of a strategic and indispensable project, particularly for Europe, for the stable procurement of natural gas a nd $CO_2$ reduction in line with the Kyoto Protocol. The project owner is MEDGAZ, a consortium of 5 international cpmpanies which is expected to lay the pipeline from 2007 into the first half of 2009, with natural-gas supply commencing in around mid-2009.**

**The large-diameter welded pipe to be used for this pipeline totals about 90,000 tons, of which the majority, about 50,000 tons, including the pipe for the deepest section of the route, will be Nippon Steel's UO-pipe. The UO-pipe will be manufactured at and shipped out from Nippon Steel's Kimitsu Works, beginning in April of this year. As the pipeline to cross the Mediterranean, this pipeline goes to the deepest section, which is unprecedented in the world of UO pipeline installations, under very difficult conditions. For service under such severe environments, the steel pipe must satisfy a very challenging combination of requirements (note-1), and show conflicting properties: namely, high collapse resistance (note-2) through high strength of steel and heavy wall thickness of the pipe to withstand extremely high water pressures (note-3) at a depth of 2,200m, on the one hand, and low-temperature toughness (note-4), to avoid succumbing to currents, disturbances in the earth's crust, etc, on the other. The award of this contract by MEDGAZ is seen by us as clear recognition of the high quality reliability of the performance-proven UO-pipe and the outstanding R&D strengths of Nippon Steel.**

**It is our desire and aspiration to continue to offer material solutions through the supply of pipe products capable of advanced functions under stringent service environments, such as deep seas, frigid regions, steep terrains, etc., based on our technological superiority and long years of accumulated**

**advantage, thus contributing to the development of global mineral resources and energy sources.**

**Note-1: A combination of characteristic properties**
**Heavy wall thickness of the pipe plus high strength steel needed to withstand the enormous deepwater pressures conflicts with the toughness of steel. To obtain the required characteristics by unifying the seemingly conflicting properties of strength and toughness, advanced combination technologies are needed. Due to such technological difficulties, grades up to X70 of Nippon Steel and other mills have been used for the line pipe of the existing undersea pipelines.**
**(For overland pipelines, X80 and over have rapidly come into use.)**

**Note-2: Collapse resistance**
**The deep-sea bed is under extremely high water pressures, making it necessary to increase the strength and wall thickness of the pipe to prevent it from collapsing.**

**Note-3: Ultra-high water pressures**
**About 220 atmospheres (about 2,280 tons/$m^2$). Equivalent to the pressure of 380 African elephants, each weighing 6 tons, per square meter.**

**Note-4: Low-temperature toughness**
**Toughness is an index for steel's quality of being strong but flexible, yielding without breaking and resisting major impact. In cases where minuscule flaws exist in a material, whether or not a fracture occurs and whether or not a fracture, once occurring, propagates over a long distance, are dependent on the toughness of the steel concerned.**

**For more information, please contact:**
**Public Relations Center, General Administration Div.**
**Tel: +81-3-3275-5021**

**February 23,2007**
**Nippon Steel Corporation**

## Agreement on the Combination Transport Contract with China Steel Corporation in Coal Transport

**Nippon Steel Corporation (President: Akio Mimura, hereinafter "NSC") and China Steel Corporation/Taiwan (President: Y.C.Chen, hereinafter "CSC") have come to an agreement with Nippon Steel Shipping Co., Ltd., an NSC subsidiary, about combination transport (cooperative vessel arrangement), using vessels owned by Nippon Steel Shipping.**

**The purpose of this agreement is to reduce empty-freight ratios of vessels to realize efficient transport, carrying limestone loaded at a Japanese port in Shikoku to CSC on the run to Taiwan, and, on the homeward run, hauling coals of Indonesia, Vietnam, etc. to NSC.**

**The cooperative vessel arrangement now commenced by NSC and CSC, which used to transport raw materials on a long-term stable basis on this sea route, is expected to bring the benefit of much more competitive costs of transportation to both companies.**

**(Contents of the agreement)**
**Start of the cooperative vessel arrangement: April 2007**
**Type of vessel: 70,000 DWT Panamax bulker**
**Freight/route: (outward) limestone/Japan to Taiwan (CSC)**
**(homeward) coal/Indonesia & Vietnam to Japan (NSC)**



**<Schematic of combination transport>**


NSC
Empty vessel
Coal
Indonesia & Vietnam
Shikoku/NSC
Limestone
Coal
CSC
Empty vessel
Indonesia & Vietnam

**For more information, please contact:**
**Public Relations Center, General Administration Division**
**Tel: 03-3275-5021**

**Annex B**

Documents Filed in Japanese with Japanese Authorities

| Title | Filing Date | Notes |
|---|---|---|
| Bond Issuance Report | October 20, 2006 | The Company reported on the issuance of certain bonds. |
| Extraordinary Report | November 9, 2006 | The Company reported that NS Preferred Capital Limited became certain subsidiary of the Company. |
| Substantial Shareholding Report | November 10, 2006<br>December 5, 2006<br>February 19, 2007<br>February 28, 2007<br>March 8, 2007 | The Company reported on substantial shareholdings of specific shares. |
| Extraordinary Report | January 5, 2007<br>January 25, 2007<br>March 1, 2007 | The Company reported that its Board approved the change of its representative directors. |

Note: All of the documents in Annex B above were filed with the Kanto Zaimukyoku, the local authority under the Ministry of Finance.

END